                                                           December 8, 2009

By EDGAR Transmission

Ms. Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Precision Steel, Inc.
Registration Statement on Form S-3
Filed December 30, 2008
File No. 333-156504

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China Precision Steel, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, as amended, and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Thursday, December 10, 2009, or as soon as practicable thereafter.

In connection with this request for acceleration, we acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Ms. Pamela Long
Division of Corporation Finance

December 8, 2009

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please contact Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523, if you have any questions or concerns regarding this matter.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Wo Hing Li
Name:	Wo Hing Li
Title:	Chief Executive Officer